UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

Amendment No. 4

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[x]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

Globex Utilidades S.A.
(Name of Subject Company)

Not applicable
(Translation of Subject Company’s Name into English (if applicable))

Federative Republic of Brazil
(Jurisdiction of Subject Company’s Incorporation or Organization)

Brazilian Distribution Company
(Name of Person(s) Furnishing Form)

     Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

     Daniela Sabbag
Av. Brigadeiro Luiz Antonio
3126 São Paulo, SP 01402-901
Brazil
+55-11-3886-0421

     (Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

December 24, 2009
(Date of Announcement)

PART I- INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit No.

99.1	Non-binding English translation of Notice to the Market of a Material Event relating to the tender offer, dated December 23, 2009.

99.2	Notice published in the Wall Street Journal, dated December 24, 2009, relating to the Notice to the Market of a Material Event, dated December 23, 2009.

Item 2. Informational Legends

Companhia Brasileira de Distribuição has included the legend required by Rule 802(b) in the first paragraph of the non-binding English translation of the Notice to the Market of a Material Event relating to the tender offer, dated December 23, 2009.

PART II- INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDER

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Brazilian Distribution Company with the Securities and Exchange Commission on July 8, 2009.

PART VI - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Companhia Brasileira de Distribuição

By:	/s/ Enéas César Pestana Neto

Name: Enéas César Pestana Neto
Title: Chief Operating Officer

By:	/s/ Daniela Sabbag

Name: Daniela Sabbag
Title: Investor Relations Officer

Date: December 24, 2009

Exhibit 99.1

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Corporate Taxpayer’s ID (CNPJ/MF) 47.508.411/0001 -56
Authorized Capital Publicly-Held Company

MATERIAL FACT
TENDER OFFER FOR THE ACQUISITION OF
SHARES OF GLOBEX UTILIDADES S.A.

NOTICE TO US SHAREHOLDERS:
THE OFFER IS MADE FOR THE SECURITIES OF A FOREIGN COMPANY. THE OFFER IS SUBJECT TO THE DISCLOSURE REQUIREMENTS OF A FOREIGN COUNTRY THAT ARE DIFFERENT FROM THOSE OF THE UNITED STATES. IT MAY BE DIFFICULT FOR YOU TO ENFORCE YOUR RIGHTS AND ANY CLAIM YOU MAY HAVE ARISING UNDER THE US FEDERAL SECURITIES LAWS, SINCE THE ISSUER IS LOCATED IN A FOREIGN COUNTRY, AND SOME OR ALL OF ITS OFFICERS AND DIRECTORS MAY BE RESIDENTS OF A FOREIGN COUNTRY. YOU MAY NOT BE ABLE TO SUE A FOREIGN COMPANY OR ITS OFFICERS OR DIRECTORS IN A FOREIGN COURT FOR VIOLATIONS OF THE US SECURITIES LAWS. IT MAY BE DIFFICULT TO COMPEL A FOREIGN COMPANY AND ITS AFFILIATES TO SUBJECT THEMSELVES TO A US COURT'S JUDGMENT.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Offeror”) hereby announces that on December 22, 2009 it obtained the registration for the public offer (“Tender Offer”) for the acquisition of 100% of the common shares issued by GLOBEX UTILIDADES S.A. (“Target Company”), in view of (i) the sale of control of the Target Company, in accordance with article 254-A of Law 6,404 of December 15, 1976, and, cumulatively, (ii) the increase in the Offeror’s stake in the Target Company voting capital, in accordance with article 4, paragraph 6 of the Brazilian Corporation Law. The Tender Offer will be conducted pursuant to the terms of the Instruction 361 issued by the Brazilian Securities and Exchange Commission (“CVM”) on March 5, 2002 (“Instruction 361”).

Pursuant to article 24, item I of Instruction 361, the Offeror informs that the holders of outstanding shares of the Target Company have 15 (fifteen) days from today to request the Company to call a meeting of holders of outstanding shares. This request has to be substantiated and must contain elements demonstrating a failure or inaccuracy in the calculation methodology or in appraisal criteria adopted in the appraisal report of the shares issued by the Target Company (“Appraisal Report”). The Appraisal Report is available in the CVM’s IPE information system.

The Tender Offer price is R$7.5850 per share issued by the Target Company, subject to the terms and conditions contained in the Tender Offer statement, corresponding to 80% (eighty percent) of the price paid in the acquisition of control of the Target Company, updated in accordance with the orientation of the CVM. The other terms and conditions of the Tender Offer are identical to the payment conditions accorded to the former controllers of the Target Company.

São Paulo, December 23, 2009

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

E-1

Exhibit 99.2

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

(Brazilian Distribution Company)

Announcement of Notice to the Market of a Material Event Relating to
the Offer to Acquire Shares of Globex Utilidades S.A.

Companhia Brasileira de Distribuição (“CBD”) hereby notifies the shareholders of Globex Utilidades S.A. (“Globex”) that it has published a Notice to the Market of a Material Event, dated December 23, 2009, relating to Globex shareholders’ rights in CBD’s offer to acquire their common shares of Globex.

The Notice to the Market of a Material Event has been published in the Folha de São Paulo newspaper in Brazil and is available on the internet in Portuguese at http://www.gpari.com.br/port/relatorios/comunicado.asp?504 and in English at http://www.gpari.com.br/eng/comunicados/comunicado.asp?503. In addition, a non-binding English translation of the Notice to the Market of a Material Event is available under cover of Form CB on the website of the U.S. Securities and Exchange Commission at www.sec.gov and is being held for distribution upon request to U.S. shareholders of Globex, free of charge, at CBD office, Av. Brigadeiro Luiz Antonio, 3142 São Paulo, SP 01402-901, Brazil (requests to be submitted via email to gpa.ri@grupopaodeacucar.com.br, by telephone at 1-866-950-3675 or by facsimile at +55-11-3884-2677).

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares.

São Paulo, December 24, 2009.

Companhia Brasileira de Distribuição

E-2